

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

No Act
P.E. 1-5-07


07047001



RECD S.E.C.
MAR 0 6 2007
1086

March 1, 2007

David Yawman
Vice President, Assistant General Counsel
and Assistant Secretary
The Pepsi Bottling Group, Inc.
1 Pepsi Way
Somers, NY 10589

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/1/2007

Re: The Pepsi Bottling Group, Inc.
Incoming letter dated January 5, 2007

Dear Mr. Yawman:

This is in response to your letters dated January 5, 2007 and February 2, 2007 concerning the shareholder proposal submitted to Pepsi Bottling Group by Amalgamated Bank LongView Collective Investment Fund. We also have received a letter on the proponent's behalf dated January 23, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Cornish F. Hitchcock
5301 Wisconsin Avenue, NW
Suite 350
Washington, DC 20015-2022

THE PEPSI BOTTLING GROUP

2007 JAN -8 PM 1:03

VIA EDGAR AND FEDERAL EXPRESS

January 5, 2007

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth St., N.W.
Washington, D.C. 20549

Re: The Pepsi Bottling Group, Inc. (File No. 1-14893)
2007 Annual Stockholders' Meeting
Stockholder Proposal

Dear Madam or Sir:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, The Pepsi Bottling Group, Inc. (the "Company") hereby notifies the Securities and Exchange Commission (the "Commission") of its intention to omit from the Company's proxy materials (the "2007 Proxy Materials") for its 2007 Annual Stockholders' Meeting the proposal and supporting statement submitted by Cornish F. Hitchcock, on behalf of Amalgamated Bank LongView Collective Investment Fund (the "Proponent"), dated November 27, 2006. The proposal and the supporting statement are collectively referred to as the "Proposal" and are enclosed herewith as Exhibit A. We have sent a copy of this letter to the Proponent as formal notice of our intent to exclude the Proposal from our 2007 Proxy Materials.

In accordance with Rule 14a-8(j), six copies of the Proposal and six copies of this letter are enclosed herewith.

We respectfully request that the Staff of the Commission concur in our view that the Proposal may be excluded from the Company's 2007 Proxy Materials based on Rule 14-8(i)(10) because the Company not only has substantially implemented, but indeed has fully implemented the Proposal.

The Proposal recommends that "...the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that nominees for the board of directors must receive a majority of the votes cast in order to be elected or re-elected to the Board."

The Company has had a majority voting standard for the election of directors since its formation in January 1999. Pursuant to Article Fourth of the Company's Certificate of Incorporation, a copy of which is attached hereto as Exhibit B, "[e]xcept as otherwise provided in the Certificate of Incorporation, at all meetings of the stockholders of the Corporation, a quorum being present, all matters shall be decided by a majority of the votes cast." There is no provision in the Company's Certificate of Incorporation that provides for a different voting standard for the election of directors. There is also no different voting standard under the Company's Bylaws.

While the voting standard for the election of the Company's directors has not been explicitly stated in the Company's previous proxy statements, we will include the following language in the 2007 Proxy Materials:

> "*What vote is needed to approve each proposal and how are votes counted?*
>
> For the election of directors, each director must be elected by a majority of the votes cast by the shares present in person or represented by proxy and entitled to vote."

In light of these facts, we have requested that the Proponent withdraw the Proposal, but the Proponent has not done so. Since the Proposal has already been fully implemented by the Company, we believe the Proposal may be omitted from the Company's 2007 Proxy Materials pursuant to Rule 14a-8(i)(10) and we are seeking the Staff's concurrence with our position.

It is contemplated that the 2007 Proxy Materials will be filed with the Commission on or about March 26, 2007. Should the Staff disagree with our conclusion, or should any additional information be desired, we would appreciate the opportunity to confer with the Staff concerning this matter prior to the issuance of your response. You may reach the undersigned at (914) 767-7620.

Very truly yours,



David Yawman
Vice President, Assistant General
Counsel and Assistant Secretary

Enclosures

cc: (Via Certified Mail/Return Receipt Requested)

Cornish F. Hitchcock
5301 Wisconsin Avenue, NW Suite 350
Washington, D.C. 20015

EXHIBIT A

RESOLVED: That the shareholders of Pepsi Bottling Group, Inc. ("Pepsi Bottling" or the "Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

Supporting Statement

Pepsi Bottling presently uses the "plurality vote" standard to elect directors. This proposal requests that the Board initiate a change in the Company's director election vote standard to provide that nominees for the board of directors must receive a majority of the votes cast in order to be elected or re-elected to the Board.

We believe that a majority vote standard in director elections would give shareholders a meaningful role in the director election process. Under the Company's current standard, a nominee in a director election can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from that nominee. The majority vote standard would require that a director receive a majority of the vote cast in order to be elected to the Board.

The majority vote proposal received significant levels of support in recent years, winning majority support at Advanced Micro Devices, EMC, ExxonMobil, Freeport McMoRan, Halliburton, Marathon Oil, Marsh and McClennan, Office Depot, Raytheon, and others. Leading proxy advisory firms recommended voting in favor of the proposal.

Some companies have adopted board governance policies requiring director nominees that fail to receive majority support from shareholders to tender their resignations to the board. We believe that these policies are inadequate for they are based on continued use of the plurality standard and would allow director nominees to be elected despite only minimal shareholder support. We contend that changing the legal standard to a majority vote is a superior solution that merits shareholders support.

Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change. For instance, the Board should address the status of incumbent director nominees who fail to receive a majority vote under a majority vote standard and whether a plurality vote standard may be appropriate in director elections when the number of director nominees exceeds the available board seats.

We urge your support for this important director election reform.

EXHIBIT B

CERTIFICATE OF INCORPORATION
OF
THE PEPSI BOTTLING GROUP, INC.

FIRST: The name of the corporation is The Pepsi Bottling Group, Inc., hereinafter referred to as the "Corporation."

SECOND:

(a) The Corporation shall have authority to issue 320,075,000 shares, with a par value of $.01 per share, of which (i) 300,000,000 shares shall be Common Stock, and 75,000 shares shall be Class B Common Stock (the Common Stock and the Class B Common Stock being collectively referred to herein as the "Capital Stock", and (ii) 20,000,000 shares shall be shares of Preferred Stock (the "Preferred Stock").

(b) Preferred Stock. The Board of Directors is authorized to provide for the issuance of all or any shares of the Preferred Stock in one or more classes or series, and to fix for each such class or series the voting powers (if any) and such distinctive designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such class or series and as may be permitted by the Delaware General Corporation Law ("DGCL"); provided, however, that no holder of any Preferred Stock shall be authorized or entitled to receive upon involuntary liquidation of the Corporation an amount in excess of $100 per share of Preferred Stock.

(c) Capital Stock.

(1) Except as otherwise set forth below in this Article SECOND, the relative powers, preferences and participating, optional or other special rights, and the qualification, limitations or restrictions of the Common Stock and Class B Common Stock shall be identical in all respects.

(2) Subject to the rights of the holders of Preferred Stock, and subject to any other provisions of this Certificate of Incorporation, holders of Common Stock and Class B Common Stock shall be entitled to receive such dividends and other distributions in cash, stock of any corporation or property of the Corporation as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in all such dividends and other distributions. In the case of dividends or other distributions payable in Capital Stock, including distributions pursuant to stock splits or divisions of Capital Stock of the Corporation, only shares of Common Stock shall be paid or distributed with respect to Common Stock and only shares of Class B Common Stock shall be paid or distributed with respect to Class B Common Stock. The number of shares of Common Stock and Class B Common Stock so distributed on each share shall be equal in number. Neither the shares of Common Stock nor the shares of Class B Common Stock may be reclassified, subdivided or combined unless such reclassification, subdivision or combination occurs simultaneously and in the same proportion for each class.

(3) At every meeting of the stockholders of the Corporation every holder of Common Stock shall be entitled to one vote in person or by proxy for each share of Common Stock standing in his or her name on the transfer books of the Corporation, and every holder of Class B Common Stock shall be entitled to 250 votes in person or by proxy for each share of Class B Common Stock standing in his or her name on the transfer books of the Corporation in connection with the election of directors and all other matters submitted to a vote of stockholders. Except as may be otherwise required by law or by this Certificate of Incorporation, the holders of Common Stock and Class B Common Stock shall vote together as a single class and their votes shall be counted and totaled together, subject to any voting rights which may be granted to holders of Preferred Stock, on all matters submitted to a vote of stockholders of the Corporation. Notwithstanding any other provision of this Certificate of Incorporation to the contrary, holders of Common Stock shall not

be eligible to vote on any alteration or change in the powers, preferences, or special rights of the Class B Common Stock that would not adversely affect the rights of the Common Stock; provided that, for the foregoing purposes, any provisions for the voluntary, mandatory or other conversion or exchange of the Class B Common Stock into or for Common Stock on a one for one basis shall be deemed not to adversely affect the rights of the Common Stock. Except as otherwise provided by law, and subject to any rights of the holders of Preferred Stock, the provisions of this Certificate of Incorporation shall not be modified, revised, altered or amended, repealed or rescinded in whole or in part, without the approval of a majority of the votes cast by the holders of the Common Stock and the Class B Common Stock, voting together as a single class; provided, however, that 2 with respect to any proposed amendment of this Certificate of Incorporation which would alter or change the powers, preferences or special rights of the shares of Common Stock or Class B Common Stock so as to affect them adversely, the approval of a majority of the votes cast by the holders of the shares affected by the proposed amendment, voting separately as a class, shall be obtained in addition to the approval of a majority of the votes entitled to be cast by the holders of the Common Stock and the Class B Common Stock voting together as a single class as hereinbefore provided.

(4) Each share of Class B Common Stock held by PepsiCo, Inc. and its subsidiaries, affiliates and divisions (collectively "PepsiCo") shall, at PepsiCo's option, be convertible into one share of Common Stock. Any share of Class B Common Stock transferred by PepsiCo to any person or entity other than a PepsiCo affiliate or subsidiary will automatically be converted into shares of Common Stock upon such transfer.

(5) In the event of any dissolution, liquidation or winding up of the affairs of the Corporation, whether voluntary or involuntary, after payment in full of the amounts required to be paid to the holders of Preferred Stock, the remaining assets and funds of the Corporation shall be distributed pro rata to the holders of Capital Stock, and the holders of Common Stock and the holders of Class B Common Stock will be entitled to receive the same amount per share in respect thereof.

(6) Except as shall otherwise be approved by a majority of the votes cast by the holders of each class of Capital Stock voting separately as a class, in case of any reorganization or any consolidation of the Corporation with one or more other corporations or a merger of the Corporation with another corporation in which shares of Common Stock or Class B Common Stock are converted into (or entitled to receive with respect thereto) shares of stock and/or other securities or property (including cash), each holder of a share of Common Stock shall be entitled to receive with respect to such shares the same kind and amount of shares of stock and other securities and property (including cash) receivable upon such reorganization, consolidation or merger by a holder of a share of Class B Common Stock, and each holder of a share of Class B Common Stock shall be entitled to receive with respect to such share the same kind and amount of shares of stock and other securities and property (including cash) receivable upon such reorganization, consolidation or merger by a holder of a share of Common Stock.

THIRD: The address of the registered office of the Corporation in the State of Delaware is 1013 Center Road, Wilmington, New Castle County, 3 Delaware 19805 and the name of its initial registered agent at such address is Corporation Service Company.

FOURTH: No holder of any shares of the Corporation, whether now or hereinafter authorized, shall have any preemptive right to subscribe for or to purchase any shares or other securities of the Corporation, nor have any right to cumulate his votes for the election of directors. Except as otherwise provided in the Certificate of Incorporation, at all meetings of the stockholders of the Corporation, a quorum being present, all matters shall be decided by a majority of the votes cast.

FIFTH: The Corporation shall have the authority to carry on any business, whether manufacturing or otherwise, and to have and exercise all the powers conferred upon corporations formed under the Delaware General Corporation Law (the "DGCL").

SIXTH: The following provisions are intended for the management of the business and the regulation of the affairs of the Corporation, and it is expressly provided that the same are intended to be in furtherance and not in limitation of the powers conferred by statute:

(a) The Board of Directors shall have the exclusive power and authority to direct management of the business and affairs of the Corporation and shall exercise all corporate powers, and possess all authority, necessary or appropriate to carry out the intent of this provision, and which are customarily exercised by the board of directors of a public company. In furtherance of the foregoing, but without limitation, the Board of Directors shall have the exclusive power and authority to: (a) elect all executive officers of the Corporation as the Board may deem necessary or desirable from time to time; (b) fix the compensation of such officers; and (c) fix the compensation of directors.

(b) The number of directors constituting the Board of Directors shall not be less than two nor more than fifteen, as may be fixed from time to time by resolution duly adopted by the Board of Directors. The only qualifications for directors of the Corporation shall be those set forth in this Certificate of Incorporation. Directors need not be residents of the State of Delaware.

(c) A vacancy occurring on the Board of Directors, including, without limitation, a vacancy resulting from an increase in the number of directors, may only be filled by a majority of the remaining directors or by the sole remaining director in office. In the event of the death, resignation, retirement, removal or disqualification of a director during his elected term of office, his successor shall serve until the next stockholders' meeting at which directors are elected.

(d) The Board of Directors may adopt, amend or repeal the Corporation's Bylaws, in whole or in part, but any Bylaws made by the Board of Directors may be altered, amended or repealed by the stockholders entitled to vote.

(e) The Corporation may in its Bylaws confer upon directors powers additional to the foregoing and the powers and authorities conferred upon them by statute.

(f) The Board of Directors may create and make appointments to one or more committees of the Board, comprised exclusively of directors, who will serve at the pleasure of the Board and who may have and exercise such powers of the Board in directing the management of the business and affairs of the Corporation as the Board may delegate, in its sole discretion, consistent with the provisions of the DGCL and this Certificate of Incorporation. The Board of Directors may not delegate its authority over the expenditure of funds of the Corporation except to a committee of the Board and except to one or more executive officers of the Corporation elected by the Board.

SEVENTH:

(a) PepsiCo, Inc. shall have no duty to refrain from engaging in the same or similar activities or lines of business as the Corporation, and except as provided in paragraph (b) below, neither PepsiCo nor any officer, director, or employee thereof shall be liable to the Corporation or its stockholders for breach of any fiduciary duty by reason of any such activities of PepsiCo or of such person. In the event that PepsiCo acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both PepsiCo and the Corporation, PepsiCo shall have no duty to communicate or offer such corporate opportunity to the Corporation and shall not be liable to the Corporation or its stockholders for breach of any fiduciary duty as a stockholder of the Corporation by reason of the fact that PepsiCo pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Corporation.

(b) In the event that a director or officer of the Corporation, who is also a director or officer of PepsiCo, acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both the Corporation and PepsiCo, such director or officer shall have fully satisfied and fulfilled his or her fiduciary duty to the Corporation and its stockholders with respect to such corporate opportunity, and shall not be liable to the Corporation or its 5 stockholders for breach of any fiduciary duty by reason of the fact that PepsiCo pursues or acquires such corporate opportunity for itself or directs such corporate opportunity to another person or does not communicate information regarding such corporate opportunity to the Corporation, if such director or officer acts consistent with the following:

> (i) a corporate opportunity offered to any person who is an officer of the Corporation, and who is also a director of PepsiCo, shall belong to the Corporation; (ii) a corporate opportunity offered to any person who is a director of the Corporation, and who is also a director or officer of PepsiCo shall belong to the Corporation if such opportunity is expressly offered to such person solely in his or her capacity as a director of the Corporation, and otherwise shall belong to PepsiCo; and (iii) a corporate opportunity offered to any person who is an officer of both the Corporation and PepsiCo shall belong to the Corporation.

EIGHTH:

(a) The Corporation shall, to the fullest extent from time to time permitted by law, indemnify its directors, officers, employees and agents against all liabilities and expenses in any suit or proceedings, whether civil, criminal, administrative or investigative, and whether or not brought by or on behalf of the Corporation, including all appeals therefrom, arising out of their status as such or their activities in any of the foregoing capacities. The Corporation shall likewise and to the same extent indemnify any person who, at the request of the Corporation, is or was serving as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or as a trustee or administrator under any employee benefit plan.

(b) The right to be indemnified hereunder shall include, without limitation, the right of a director or officer to be paid expenses in advance of the final disposition of any proceedings, upon receipt of an undertaking to repay such amount, unless it shall ultimately be determined that he or she is entitled to be indemnified hereunder.

(c) A person entitled to indemnification hereunder shall also be paid reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to the indemnification granted hereunder.

(d) The foregoing rights of indemnification shall not be exclusive of any other rights to which those seeking indemnification may be entitled.

(e) The Board of Directors may take such action as it deems necessary or desirable to carry out these indemnification provisions, including without limitation adopting procedures for determining and enforcing the rights guaranteed hereunder, and purchasing insurance policies; and the Board of Directors is expressly empowered to adopt, approve and amend from time to time such bylaws, resolutions or contracts implementing such provisions or such further indemnification arrangement as may be permitted by law.

(f) Neither the amendment or repeal of this Article, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce any right to indemnification afforded by this Article to any person with respect to their status or any activities in their official capacities prior to such amendment, repeal or adoption.

NINTH: To the full extent from time to time permitted by law, no person who is serving or who has served as a director of the Corporation shall be personally liable in any action for monetary damages for breach of any duty as a director, whether such action is brought by or in the right of the Corporation or otherwise. Neither the amendment or repeal of this Article, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the protection afforded by this Article with respect to any matter which occurred prior to such amendment, repeal or adoption.

TENTH: The provisions of Section 203 of the DGCL shall not be applicable to the Corporation.

ELEVENTH: Except as may be otherwise determined by the Board of Directors, the stockholders of the Corporation shall have access as a matter of right only to the books and records of the Corporation as may be required to be made available to qualified stockholders by the DGCL.

TWELFTH: To the extent that there ever may be inconsistency between this Certificate of Incorporation and the Bylaws of the Corporation as may be adopted or amended from time to time, the Certificate of Incorporation shall control.

THIRTEENTH: The name and address of the incorporator is: James F. Burnett Potter Anderson & Corroon, LLP 1313 North Market Street P. O. Box 951 Wilmington, Delaware 19899

IN WITNESS WHEREOF, the undersigned has hereunto set his hand this 6th day of January, 1999.

/s/ James F. Burnett
James F. Burnett
Sole Incorporator

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, NW • SUITE 350
WASHINGTON, D.C. 20015-2022
(202) 364-1050 • FAX: 315-3552
CONH@HITCHLAW.COM

23 January 2007

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

By Hand

Re: Shareholder proposal to The Pepsi Bottling Group, Inc.
from Amalgamated Bank LongView Collective Investment Fund

Dear Counsel:

I have been asked to respond on behalf of Amalgamated Bank LongView Collective Investment Fund (the "Fund") to the letter from counsel for The Pepsi Bottling Group, Inc. ("Pepsi Bottling" or the "Company") dated 5 January 2007, in which Pepsi Bottling advises that it plans to omit the Fund's resolution from the Company's 2007 proxy materials. For the reasons set forth below, the Fund respectfully asks the Division to deny the no-action relief that Pepsi Bottling seeks.

The Fund's Resolution.

The resolution states as follows:

> RESOLVED: That the shareholders of Pepsi Bottling Group, Inc. ("Pepsi Bottling" or the "Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

The supporting statement fleshes out the nature of this request, explaining that Pepsi Bottling has traditionally used a "plurality vote" standard, under which a nominee may "be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are 'withheld' from that nominee." By contrast, a "majority vote standard would require that a director receive a majority of the vote cast in order to be elected to the Board." The proposal notes significant levels of support for this proposal at other companies.

The supporting statement makes it clear that two elements are essential to the sort of "majority vote" policy recommended by the resolution.

First, a "majority vote" policy should deal with the situation presented when a director fails to receive a majority of the vote. Pepsi Bottling is a Delaware corporation, and Delaware law uses the so-called "plurality standard," which generally contemplates only a vote for director candidates or abstention, with no explicit way to vote "no." Moreover, even if a vote to "withhold" authority to vote for a nominee were deemed to be a "no" vote, and even if number of "withhold" votes were to exceed the "yes" vote, section 141(b) of the Delaware General Corporation Law would allow that incumbent to "hold over" on the board until a successor is chosen.

This "holdover" provision in Delaware law can undercut a "majority vote" policy, as it allows an incumbent director to continue in office even if a majority of the shares voted want to see him or her ousted. The supporting statement thus recommends that any charter or bylaw amendment should deal with this issue and "address the status of incumbent director nominees who fail to receive a majority vote under a majority vote standard," as well as the separate question of whether a plurality vote standard may be appropriate in director elections when the number of director nominees exceeds the available board seats.

Second, the supporting statement urges that an explicit majority vote policy for directors be adopted as a charter amendment or bylaw amendment. The supporting statement is critical of other companies that merely adopt a policy to address the holdover problem, given that a policy of asking a director for his or her resignation is not comparable to a charter or bylaw amendment. The supporting statement adds that "changing the legal standard to a majority vote is a superior solution that merits shareholder support."

Pepsi Bottling responds that the Fund's proposal may be omitted because the Company has in its charter a provision stating that "all matters shall be decided by a majority of the votes cast" at stockholder meeting. As a result, the Company argues, the Fund's proposal has been "substantially implemented" and may be omitted under Rule 14a-8(i)(10).

Under Rule 14a-8(g), Pepsi Bottling bears the burden of demonstrating why the Fund's proposal may be excluded. As we now explain, the Company has not sustained its burden, and the request for no-action relief should be denied.

Discussion.

The Fund's proposal has not been "substantially implemented" because the requested "majority vote" policy is not embodied in the Company's charter and because neither the charter nor the bylaws address the holdover problem, which must be addressed in order for a "majority vote" policy to be worthy of the name.

The charter provision cited by Pepsi Bottling is a garden-variety statement that a majority of the votes cast shall be necessary for matters to be decided at shareholder meetings. Virtually all companies have such provisions (and some have carve-outs for situations where a super-majority vote is required). Nonetheless, and despite the dozens of "majority vote" proposals that have been filed in the past two years, Pepsi Bottling appears to be the first company to believe that this boilerplate language embodies the sort of "majority vote" policy being urged by the Fund and other shareholders in recent years. Not so.

The notion that Pepsi Bottling has a "majority vote" policy embedded in its charter is belied by an examination of Delaware law and the Company's prior proxy statements. As noted, Delaware law does not expressly contemplate a "no" vote on director candidates. As a result, the proxy card that most shareholders vote will permit a shareholder to vote "yes," to "withhold" authority to vote for a given candidate, or to "abstain" from voting.

This is the voting regime that Pepsi Bottling has followed since its inception. An examination of the Company's proxy cards from prior years discloses that shareholders were given only the options of "yes," "withhold" or "abstain." As best as the Fund can determine, Pepsi Bottling's proxy statements have not given shareholders any reason to believe that a vote to "withhold " would be considered as a "no" vote. Indeed, a shareholder reading Pepsi Bottling's proxy materials would likely conclude that the Company's directors are elected in the same fashion as directors at other Delaware companies, *i.e.*, by a plurality vote.

Perhaps recognizing the weakness of its argument that the Company has been following a "majority vote" standard for years, Pepsi Bottling proposes to add this sentence to its 2007 proxy: "For the election of directors, each director must be elected by a majority of the votes cast by the shares present in person or represented by proxy and entitled to vote." This statement does not go as far as the Fund's proposal. It does not address the holdover issue or what the Company will do even if "withhold" votes are treated as "no" votes and if a nominee garners more "withhold" votes than "yes" votes. Presumably, the incumbent director will remain on the Pepsi Bottling board until his or her successor is elected.

A "majority vote" policy that allows supposedly defeated candidates to remain on the board does not "implement" the Fund's proposal, either "substantially" or as modified by any other adverb. Contrast the Pepsi Bottling approach with a bylaw recently adopted by Intel Corporation, which states that, with certain exceptions, one of which is if there is a contested election with more candidates than directors to be elected: "Each director shall be elected by the vote of the majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present. . .." Intel Corporation Bylaws, Art. III, § 1, reprinted in Form 8-K, Ex. 3.1 (19 January 2006). The Intel bylaw adds:

> For purposes of this Section, a majority of the votes cast means that the number of shares voted "for" a director must exceed the number of votes cast "against" that director. If a director is not elected, the director shall offer his or her resignation to the Board. The Corporate Governance and Nominating Committee will make a recommendation to the Board of whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of the election results. the director who tenders his or her resignation will not participate in the Board's decision. Directors shall hold office until the next annual meeting and until their successor shall be duly elected and qualified. Directors need not be stockholders. If, for any cause, the Board of Directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws."

Now that is a "majority vote " policy. It deals explicitly with the holdover issue by requiring directors who fail to achieve a majority to tender their resignation; the board is to act on the resignation within 90 days and to announce its decision and the reasons therefor. The Intel bylaw adds that "majority vote" will not be used in contested elections (a point the Fund's resolution asks Pepsi Bottling to address). The Intel bylaw also deals with the (unlikely) scenario that no director receives a majority vote, in which case a special meeting will be called.

Pepsi Bottling's actions pale by comparison. At no point in the past has the Company given its shareholders any reason to believe that the Company deviates from the default Delaware plurality rule. The modest, one-sentence statement proposed for the upcoming proxy statement is devoid of specifics on the holdover issue and, in the absence of any language on that issue, would appear to permit "defeated" candidates to remain on the board. In short, business as usual.

For these reasons, Pepsi Bottling has not implemented the Fund's proposal. We note in closing that the Fund's proposal is virtually the same as the request for a charter or bylaw amendment that the Division approved last year in the teeth of similar arguments. *Hewlett-Packard Co.* (5 January 2006). In that case, the company went further than Pepsi Bottling by adopting a policy (as opposed to a bylaw) that did, in fact, address the holdover issue. The Division nonetheless denied relief under the (i)(10) exclusion. Here, Pepsi Bottling has not gone as far as Hewlett-Packard in terms of empowering its shareholders, and the fact that there is a boilerplate provision in its charter on majority voting does not come close to "implementing" the Fund's proposal, either substantially or otherwise.

Conclusion.

Because the Company has failed to meet its burden under Rule 14a-8, we respectfully ask you to advise that the Division cannot concur with the Company's objections.

Thank you for your consideration of these points. Please feel free to contact me if additional information is required. I would be grateful as well if you could fax me a copy of the Division's response once it is issued.

Very truly yours,



Cornish F. Hitchcock

cc: David Yawman, Esq.



THE PEPSI BOTTLING GROUP

February 2, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth St., N.W.
Washington, D.C. 20549

**Re: The Pepsi Bottling Group, Inc. (File No. 1-14893)
2007 Annual Stockholders' Meeting
Stockholder Proposal**

Dear Madam or Sir:

By letter dated January 5, 2007 (the "Initial Letter"), The Pepsi Bottling Group, Inc. (the "Company") indicated its intent to omit from the Company's proxy materials for its 2007 Annual Stockholders' Meeting (the "2007 Proxy Materials") the proposal and supporting statement (collectively, the "Proposal") submitted by the Amalgamated Bank LongView Collective Investment Fund (the "Proponent"). The Initial Letter set forth the basis for our view that the proposal may be excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

By letter dated January 23, 2007 (the "Proponent's Letter"), the Proponent responded to the Initial Letter. In its response, the Proponent essentially argues that the Company's governance documents do not embody a majority voting standard and that they do not address the holdover issue.

We write to briefly respond to the Proponent's Letter.

The Proposal recommends that "...the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that nominees for the board of directors must receive a majority of the votes cast in order to be elected or re-elected to the Board." The Proposal succinctly requests the Company to implement a majority voting standard for the election of directors.

We seek to omit the Proposal because the Company has already implemented the Proposal. As discussed in our Initial Letter, the Company currently has a majority voting standard and has had such standard since its formation in January 1999. While the Proponent seems to argue that the Company does not have a majority voting standard, the majority voting provision is set forth in clear, unambiguous language in the Company's Certificate of Incorporation as follows: "at all meetings of the stockholders of the Corporation, a quorum being present, all matters shall be decided by a majority of the votes cast." Whether such a provision is "garden-variety" or not is irrelevant to its enforceability and both our outside securities counsel and Delaware counsel have confirmed the Company's view that our majority voting standard for the election of directors is embodied in the Company's Certificate of Incorporation.

Having realized that the Company already has a majority voting standard, the Proponent now seeks to essentially rewrite the Proposal to request that the Company amend its charter or bylaws to address the holdover issue. Contrary to the arguments in the Proponent's Letter, the Proposal did not recommend that any charter or bylaw amendment should deal with the holdover issue and the Proponent should not now be permitted to rewrite the Proposal.

The Proponent also asserts in the Proponent's Letter that its Proposal is virtually the same as the shareholder proposal that the Staff "approved last year in the teeth of the same argument" in *Hewlett-Packard Co.* (January 5, 2006). That matter is distinguishable, however, because unlike the Company, Hewlett-Packard Co. did not have a majority voting standard in place when it sought to omit the proposal from its proxy.

Proponent is correct that the Company intends to enhance the description of our majority voting standard in our 2007 Proxy Materials. Indeed, in light of the focus on the majority voting issue during the 2006 proxy season, we reviewed our proxy disclosure and determined to more explicitly discuss our majority voting standard in the 2007 Proxy Materials. From the Company's perspective, this is an exercise of sound corporate governance and not, as Proponent seems to assert, an attempt to suddenly claim we have a majority voting standard where none existed before.

We, again, respectfully request that the Staff concur in our view that the Proposal may be excluded from the Company's 2007 Proxy Materials based on Rule 14-8(i)(10) because the Company has implemented the Proposal. Should the Staff need any additional information or want to discuss this matter, please do not hesitate to contact me at (914) 767-7620.

Very truly yours,



David Yawman
Vice President, Assistant General
Counsel and Assistant Secretary

cc: (Via Certified Mail/Return Receipt Requested)
Cornish F. Hitchcock
5301 Wisconsin Avenue, NW Suite 350
Washington, D.C. 20015

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 1, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Pepsi Bottling Group, Inc.
Incoming letter dated January 5, 2007

The proposal requests that the board initiate the appropriate process to amend the company's governance documents (certificate of incorporation or bylaws) to provide that directors shall be elected by the affirmative vote of the majority of the "votes cast" at an annual meeting.

We are unable to concur in your view that Pepsi Bottling Group has met its burden in establishing that Pepsi Bottling Group may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Pepsi Bottling Group may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Amanda McManus
Attorney-Adviser

END